6/17/2005



05041968


SEC MAIL PROCESSING
RECEIVED
JUN 13 2005
WASH, D.C.
209
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 53649

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING March 1, 2004 (MM/DD/YY) AND ENDING March 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAE Enterprises, LTD

OFFICIAL USE ONLY
118286
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9725 S.E. 36th ST. #300
(No. and Street)

Mercer Island (City) Wa (State) 98040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald A. Ellis (206) 795-0395
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jack W. Brown Inc, PC
(Name – *if individual, state last, first, middle name*)

419 Occidental Ave. So. #600 (Address) Seattle (City), Wa. (State) 98104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/17

OATH OR AFFIRMATION

I, Donald A Ellis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAE Enterprises, LTD, as of March 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH LYN ELL
COMMISSION EXPIRES
NOTARY
PUBLIC
10-9-07
STATE OF WASHINGTON

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAE ENTERPRISES, LTD
(RULE 17a-5 (j))

No material inadequacies were found to exist at March, 2005.

DAE ENTERPRISES, LTD
RECONCILIATION of AUDITED & UNAUDITED COMPUTATION of NET CAPITAL
March 31, 2005

Differences	Unaudited Form X-17A-5 Part II Prepared by DAE Enterprises LTD Filed on	Audited Form X17A Part IIA	Differences
Page 3			
Lines 1 & 3	$9,250	$9,500	$250

Explanations

Lines 1 & 3	Overstated payable to non-customers	$250

DAE ENTERPRISES, LTD
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
February 29, 2004 to March 31, 2005
(SEC Rule 17a-5 (d) (2))

	Common Stock	Additional Paid-in Capital	Retained Earnings (deficit)	Totals
Balances February 29, 2004	$7,000	$10,000	($255)	$16,745
Changes for the year ended February 28, 2005	0	32,247	-31,684	563
Balances February 28, 2005	7,000	42,247	-31,939	17,308
Changes for the month ended March 31, 2005	0	0	-805	-805
Balances March 31, 2005	$7,000	$42,247	($32,744)	$16,503